Via EDGAR
June 24, 2024
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Michael Henderson
    Cara Lubit
    Aisha Adegbuyi
    Tonya Aldave
    Division of Corporation Finance
Office of Finance

Re:    The Goldman Sachs Group, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2023 (“2023 Form 10-K”)
    File No. 001-14965

Dear Michael Henderson, Cara Lubit, Aisha Adegbuyi, Tonya Aldave:
We are in receipt of the letter, dated June 13, 2024, to Denis P. Coleman III, Chief Financial Officer of The Goldman Sachs Group, Inc. (the “Company”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the 2023 Form 10-K. We appreciate the Staff’s review of our filing and look forward to working with the Staff to resolve the Staff’s comments. For your convenience, we have included the Staff’s comments below, followed by our responses.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2023
Part I
Item 1. Business, page 1

1.We note the reference in Management’s Discussion and Analysis on page 63 to “the narrowing of our consumer business.” We also note related discussions in earnings calls and slide presentations, including the reference to “narrowing of ambitions in consumer-related activities and related to Asset & Wealth Management” on page 14 of Exhibit 99.2 furnished with the Form 8-K filed October 17, 2023. It appears references to consumer-related activities being narrowed relate to a number of current and former operations, for example, GreenSky, the Marcus business, the Personal Financial Management business, the GM co-branded credit card portfolio and deposits from Apple Card customers. If so, please revise the Business section, or where appropriate in future filings, to provide a summary of your efforts to narrow consumer-related activities, including the status of such efforts. In this regard, clarify the extent to which these efforts relate to activities in Consumer platforms as well as Asset & Wealth Management.

Response:

In future filings, we will provide a summary of our efforts to narrow our consumer-related activities, including the status of such efforts, and will clarify the extent to which these efforts relate to activities in Consumer platforms (within Platform Solutions) or Asset & Wealth Management.

Part II
Item 7. Management's Discussion and Analysis of Financial Condition
Consumer platforms, page 82

2.We note the reference on page 184 regarding the overall performance decline compared with 2022, which “reflected the firm’s continued execution on the narrowing of its strategic focus.” We also note that the Consumer platform revenues have increased by over 20% as efforts continue to exit consumer-related activities. Please revise future filings to clarify the impact efforts to narrow strategic focus have had or are reasonably likely to have on your results of operations. In this regard, please clarify the drivers of the significant increase in consumer platform revenues given the simultaneous narrowing of consumer-related activities.

Response:

In future filings, we will clarify the impact that our efforts to narrow our strategic focus with respect to consumer-related activities have had or are reasonably likely to have on our results of operations and will provide additional clarity on the drivers of significant changes in Consumer platforms net revenues, in light of the narrowing of our consumer-related activities.

* * *

Please feel free to call me (212-902-0635) if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

/s/	Denis P. Coleman III
Denis P. Coleman III
Chief Financial Officer

cc:    Sheara J. Fredman, Chief Accounting Officer
(The Goldman Sachs Group, Inc.)

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